Exhibit 2.7
MATERIAL CHANGE REPORT
of
TIMBERWEST FOREST CORP.
National Instrument Form 51-102F3
1.	Name and Address of Company

TimberWest Forest Corp. (the “Company”) Suite 2300 – 1055 West Georgia Street P.O. Box 11101 Vancouver, British Columbia V6E 3P3

2.	Date of Material Change

December 12, 2008.

3.	News Release

The news release (the “News Release”) reporting the material change was issued on December 13, 2008 through Canadian News Wire Service.

4.	Summary of Material Change

The Company announced a rights offering pursuant to which the Company will distribute rights that will entitle existing holders of stapled units of the Company to purchase up to $50 million aggregate principal amount of 9% extendible convertible debentures of the Company. The Company also announced a private placement of $100 million principal amount of convertible debentures having economic terms similar to those of the debentures being offered under its rights offering to two wholly-owned subsidiaries of British Columbia Investment Management Corporation, which have also agreed to purchase additional convertible debentures equal to the aggregate principal amount of the extendible convertible debentures not subscribed for under the rights offering. Finally, the Company announced that it has negotiated a comprehensive term sheet with its lenders regarding certain amendments to the loan agreement governing its existing credit facilities that would provide the Company with what it believes is sufficient flexibility to operate through the current market downturn.

5.	Full Description of Material Change

The Company announced a rights offering (the “Rights Offering”) pursuant to which the Company will distribute rights (“Rights”) that will entitle existing holders of Stapled Units of the Company (“Unitholders”) to purchase up to $50 million aggregate principal amount of 9% extendible convertible debentures of the Company (“Debentures”).

Under the terms of the Rights Offering, Unitholders will receive one right for each Stapled Unit held. For every 155.53088 Rights held, the holder of such Rights will be entitled to subscribe for $100 principal amount of Debentures. The Rights and the Debentures will be qualified for distribution in each Province of Canada by way of a short form prospectus, and in the United States under a registration statement on Form F-7 to be filed with the U.S. Securities and Exchange Commission.

The Company also announced that it has entered into an investment agreement (the “Investment Agreement”) with two wholly-owned subsidiaries of British Columbia Investment Management Corporation (together, “bcIMC”) under which bcIMC has agreed to purchase $100 million principal amount of convertible debentures of the Company (“Private Debentures”) having economic terms similar to those of the Debentures (the “Firm Commitment”). In addition, bcIMC has committed to purchase an additional amount of Private Debentures equal to the aggregate principal amount of the Debentures not subscribed for under the Rights Offering (the “Standby Commitment” and, together with the Firm Commitment, the “Private Placement”).

Under an investors’ rights agreement to be entered into in connection with the Private Placement, the Company will agree to make certain additional covenants to bcIMC in relation to the Private Debentures. In addition, bcIMC will have the right to nominate two of the Company’s directors provided that it continues to hold Private Debentures with an aggregate principal amount of $50 million or more (or the equivalent in Stapled Units based on the applicable conversion price).

bcIMC does not currently hold any Stapled Units. Following the completion of the Private Placement, but without giving effect to the purchase by bcIMC of additional Private Debentures pursuant to the Standby Commitment, bcIMC will own Private Debentures convertible into approximately 36.7% of the currently issued and outstanding Stapled Units, and approximately 23.7% of the Stapled Units outstanding assuming the conversion in full of the Debentures and Private Debentures. Assuming that bcIMC also purchases the maximum number of Private Debentures that it is obligated to purchase under the Standby Commitment, bcIMC will own Private Debentures convertible into approximately 55.1% of the currently issued and outstanding Stapled Units, and approximately 35.5% of the Stapled Units outstanding assuming the conversion in full of the Private Debentures.

The Company also announced that it has negotiated a comprehensive term sheet with its lenders regarding certain amendments (the “Credit Amendments”) to the loan agreement governing its existing credit facilities that would provide the Company with what it believes is sufficient flexibility to operate through the current market downturn. The Credit Amendments will become effective upon formal approval by the Company’s lenders and execution of definitive documentation, and will be subject to the fulfillment of certain conditions, including the completion of the Rights Offering and the Private Placement and the application of $75 million of the combined proceeds thereof to the repayment of a portion of the Company’s existing credit facilities.

A full description of the material change can be found in the attached News Release.

6.	Disclosure for Restructuring Transactions

Not Applicable.

7.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

8.	Omitted Information

Not Applicable.

9.	Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted for further information at:

Ms. Bev Park Executive Vice President and Chief Financial Officer Tel. (604) 654-4666

Timber West Forest Corp. Suite 2300 – 1055 West Georgia Street P.O. Box 11101 Vancouver, British Columbia V6E 3P3

10.	Date of Report

December 15, 2008.

TIMBERWEST FOREST CORP.
By:	“Brenda Blue”
Brenda Blue
Controller and Corporate Secretary

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